AH 6/21/2002

e/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02022756

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 2 8 2002
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 22990

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment & Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5555 Del Monte Drive, Unit 1007
(No. and Street)

Houston (City) Texas (State) 77056-4118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John E. McGowan 713/974-3592
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Easley, Endres, Parkhill & Brackendorff, P.C.
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1600 (Address) Houston (City) Texas (State) 77056-2000 (Zip Code)

PROCESSED
JUL 0 1 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AH 6/27/02

AH 6/27/02

OATH OR AFFIRMATION

I, John E. McGowan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment & Financial Services, Inc., as of March 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

TANYA ANKENBRUCK
Notary Public, State of Texas
My Commission Expires
February 28, 2005

John E. McGowan
Signature

President
Title

Tanya Ankenbruck
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT & FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

MARCH 31, 2002 AND 2001

CONTENTS

EASLEY, ENDRES, PARKHILL
& BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

May 15, 2002

Board of Directors
INVESTMENT & FINANCIAL SERVICES, INC.
Houston, Texas

We have audited the accompanying statements of financial condition of INVESTMENT & FINANCIAL SERVICES, INC. as of March 31, 2002 and 2001, the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INVESTMENT & FINANCIAL SERVICES, INC. as of March 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Easley, Endres, Parkhill & Brackendorff, P.C.

One Riverway, Suite 1600
Houston, TX 77056
713/622-0016
Telefax 713/622-5527
Woodway Drive and
South Post Oak Lane

INVESTMENT & FINANCIAL SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

MARCH 31, 2002 AND 2001

ASSETS

	2002	2001
Cash	$ 239,795	$ 215,837
Accounts receivable	10,577	9,655
Marketable securities held for investment, at market value	1,651,864	1,828,461
Furniture, fixtures and equipment, net	27,869	8,424
Other assets	1,386	1,386
Total assets	$ 1,931,491	$ 2,063,763

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
Liabilities		
Accounts payable	$ 1,356	$ 25,303
Accrued liabilities	2,603	11,523
Marketable securities sold, but not yet purchased, at market value	15,030	24,893
Deferred income tax	298,940	322,942
Total liabilities	317,929	384,661
Stockholders' equity		
Common stock with par value of $1 per share, 100,000 shares authorized, 2,068 issued and outstanding	2,068	2,068
Paid in capital	513,251	513,251
Retained earnings	1,098,243	1,163,783
Total stockholders' equity	1,613,562	1,679,102
Total liabilities and stockholders' equity	$ 1,931,491	$ 2,063,763

The accompanying notes are an integral
part of the financial statements.

INVESTMENT & FINANCIAL SERVICES, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
Revenues		
Commissions	$ 43,663	$ 56,801
Gains on marketable securities		
Realized	89,035	170,487
Unrealized	(68,579)	(407,724)
Dividends	28,455	29,838
Interest	3,717	16,574
Total revenues	96,291	(134,024)
Expenses		
Salaries and employee benefits	87,066	104,484
Office and other operating expenses	59,195	62,089
Taxes other than income	9,063	8,175
Depreciation	9,830	4,043
Total operating expenses	165,154	178,791
Loss before federal income taxes	(68,863)	(312,815)
Federal income tax benefit	24,003	128,658
NET LOSS	$ (44,860)	$ (184,157)

The accompanying notes are an integral
part of the financial statements.

INVESTMENT & FINANCIAL SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

	Common Stock	Paid in Capital in	Retained Earnings	Total
Balance, March 31, 2000	$ 2,068	$ 513,251	$ 1,383,097	$ 1,898,416
Net loss			(184,157)	(184,157)
Cash dividends ($17 per share)			(35,157)	(35,157)
Balance, March 31, 2001	2,068	513,251	1,163,783	1,679,102
Net loss			(44,860)	(44,860)
Cash dividends ($10 per share)			(20,680)	(20,680)
Balance, March 31, 2002	$ 2,068	$ 513,251	$ 1,098,243	$ 1,613,562

The accompanying notes are an integral
part of the financial statements.

INVESTMENT & FINANCIAL SERVICES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		
Net loss	$ (44,860)	$ (184,157)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	9,830	4,043
Deferred taxes	(24,002)	(142,704)
(Increase) decrease in cash related to changes in assets:		
Accounts receivable	(922)	(3,062)
Marketable securities held for investment	176,597	278,177
Other assets	-0-	(1,361)
Increase (decrease) in cash related to changes in liabilities:		
Accounts payable	(23,947)	24,049
Accrued liabilities	(8,920)	5,585
Marketable securities, sold but not yet purchased	(9,863)	3,382
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	73,913	(16,048)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of fixed assets	(29,275)	(2,368)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(20,680)	(35,157)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	23,958	(53,573)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	215,837	269,410
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 239,795	$ 215,837
INTEREST PAID	$ -0-	$ 88
TAXES PAID	$ 16,107	$ 4,000

The accompanying notes are an integral part of the financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

INVESTMENT & FINANCIAL SERVICES, INC., a Texas corporation, (the "Company"), was formed on April 1, 1978. The Company was formed for the purpose of conducting business as a broker/dealer in securities.

The Company is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

Marketable Securities

Marketable securities are publicly traded, and are recorded at market value based on quoted market prices as of the balance sheet date. The difference between cost and market value is included in income.

Revenue Recognition

Realized gains from securities transactions are recognized as securities are sold, on a settlement date basis. The Company's revenues from brokerage commissions are recorded on the settlement date.

Fixed Assets

Furniture, fixtures and equipment are recorded at cost. Depreciation is computed using the declining balance method.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Income Taxes

The federal income tax provision is computed at statutory rates on pre-tax income. Deferred income taxes are provided when income and costs of investment securities are recognized in different years for financial and tax reporting purposes.

NOTE 2: SECURITIES

Marketable securities held for investment and marketable securities sold, but not yet purchased, consist of investment securities at quoted market values and are summarized as follows:

	2002	2001
Marketable Securities Held for Investment:		
Fixed income obligation, at cost	$ 20,002	$ 20,002
Unrealized gains or losses	(31)	(2)
Total fixed income securities	19,971	20,000
Common stocks, at cost	781,478	884,180
Unrealized gains or losses	850,415	924,281
Total equity securities	1,631,893	1,808,461
Total	$ 1,651,864	$ 1,828,461
Marketable Securities Sold, But Not Yet Purchased:		
Put and call options, at cost	$ 18,760	$ 23,306
Unrealized gains or losses	(3,730)	1,587
Total	$ 15,030	$ 24,893

The Company's fixed income security is scheduled to mature on July 16, 2002. The Company's options will expire during the next fiscal year.

NOTE 3: FEDERAL INCOME TAX

The Company records its federal tax liability in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes". FASB No. 109 requires an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined monthly. Deferred taxes payable are recorded at the rate of approximately 34%. As of March 31, 2002 and 2001, the Company's deferred tax liability relates to unrealized gains and losses from securities. Federal income tax expense for the years ended March 31, 2002 and 2001 is computed as follows:

	2002	2001
Tax benefit at statutory rate	$ (23,413)	$ (106,357)
Plus (less) the tax effect of:		
Non-taxable income & nondeductible expenses	(6,549)	(6,245)
Rate adjustments and other items	5,959	(16,056)
Tax benefit	$ (24,003)	$ (128,658)
Current tax expense	$ -0-	$ 14,046
Deferred tax benefit	(24,003)	(142,704)
Tax benefit	$ (24,003)	$ (128,658)

NOTE 4: RELATED PARTY TRANSACTIONS

The Company rented certain office space and equipment from the stockholders during the years ended March 31, 2002 and 2001. Total rent paid to stockholders was $7,966 and $6,520, respectively.

NOTE 5: PENSION AND PROFIT SHARING PLAN

The Company participates in a defined contribution pension and profit-sharing plan which covers all compensated employees. The Company's policy is to fund pension and profit sharing costs annually. Pension and profit sharing expense was $7,065 and $19,208 for the years ended March 31, 2002 and 2001, respectively.

NOTE 6: SIPC INSURANCE

The Company's SIPC insurance was paid and in force for the year ended March 31, 2002. The SIPC supplemental report required by Rule 17A-5(e)(4) does not apply to the Company.

NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is currently in compliance with these requirements.

SUPPLEMENTAL

INFORMATION

EASLEY, ENDRES, PARKHILL & BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

May 15, 2002

Board of Directors
INVESTMENT & FINANCIAL SERVICES, INC.
Houston, Texas

We have audited the accompanying financial statements of INVESTMENT & FINANCIAL SERVICES, INC. as of and for the year ended March 31, 2002 and have issued our report thereon dated May 15, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Easley, Endres, Parkhill & Brackendorff, P.C.

One Riverway, Suite 1600
Houston, TX 77056
713/622-0016
Telefax 713/622-5527
Woodway Drive and
South Post Oak Lane

INVESTMENT & FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

MARCH 31, 2002 AND 2001

	2002	2001
Stockholder's equity	$1,613,562	$1,679,102
Add:		
Deferred federal income tax attributable to unrealized appreciation of marketable securities	298,940	322,942
Deduct:		
Planned future distributions within the next six months	(30,707)	-0-
Furniture, fixtures and equipment, net	(27,869)	(8,424)
Other assets	(9,896)	(7,745)
Net capital before haircuts on marketable securities positions	1,844,030	1,985,875
Haircuts on marketable securities	(344,392)	(317,206)
	$1,499,638	$1,668,669

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

The difference between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Investment & Financial Services, Inc. and included in the Company's unaudited Part II A FOCUS report filing as of March 31, 2002 is attributed to the planned future distributions of capital scheduled within the next six months, totaling $30,707.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Investment & Financial Services, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of March 31, 2002 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended March 31, 2002.

See accompanying auditors' report.

EASLEY, ENDRES, PARKHILL & BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

May 15, 2002

Board of Directors
INVESTMENT & FINANCIAL SERVICES, INC.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of INVESTMENT & FINANCIAL SERVICES, INC. (the "Company") for the years ended March 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the

One Riverway, Suite 1600
Houston, TX 77056
713/622-0016
Telefax 713/622-5527
Woodway Drive and
South Post Oak Lane

preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the securities Exchange Act of 1934 in their regulation for registered brokers and dealers, and should not be used for any other purpose.

Easley, Endres, Parkhill & Brackendorff, P.C.